Vector Acquisition Corp. II
One Market Street, Steuart Tower, 23rd Floor
San Francisco, CA 94105

February 16, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attention: Melanie Singh, Dorrie Yale

RE:	Vector Acquisition Corporation II Preliminary Proxy Statement on Schedule 14A Filed February 9, 2023 File No. 001-40188

Ladies and Gentlemen:

This letter sets forth the responses of Vector Acquisition Corporation II (the “Company”) to the comments of the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 15, 2023, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on February 9, 2023, File No. 001-40188 (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Proxy Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Securities and Exchange Commission

February 16, 2023

Preliminary Proxy Statement on Schedule 14A filed February 9, 2023

General

1.	Staff’s Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that the Company plans to file its definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) and will include in the Definitive Proxy Statement a statement that, if the Extension Amendment Proposal is not approved and the Company is unable to consummate its initial business combination by March 12, 2023, then the Company will liquidate, and that, as a result of the liquidation process, all investors will lose the potential investment in a target company and any price appreciation in the combined company. Moreover, the Company has not issued any warrants, and, therefore, no disclosure regarding the possibility of expiring worthless is necessary. Furthermore, all of the sponsor’s managers and officers are U.S. citizens and all owners of the sponsor are also U.S. citizens. While the Company’s sponsor is not controlled by, and does not have substantial ties to, any “foreign person” such that a business combination would automatically be subject to CFIUS review, the Company will add disclosure to its Definitive Proxy Statement under the heading “Risk Factors” noting that under certain circumstances the Company’s initial business combination may be subject to review by a U.S. government entity.

* * * * *

Securities and Exchange Commission

February 16, 2023

We respectfully request the Staff’s assistance in completing the review of the Proxy Statement as soon as possible. Please contact Matthew Turner of Kirkland & Ellis LLP at (713) 836-3540 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Vector Acquisition Corporation II

By: /s/ Alex Slusky

Name: Alex Slusky

Title: Chairman and Chief Executive Officer

Via E-mail:

cc:	Alex Slusky
Debbie P. Yee, P.C.
Christian Nagler
Matthew D. Turner